Exhibit 3

EXECUTION VERSION

AGREEMENT

This Agreement, dated as of April 15, 2010, is by and among Alloy, Inc., a Delaware corporation (the “Company”), and John B. Kleinheinz, an individual resident of New York (“Kleinheinz”), and the entities signatories hereto (collectively with Kleinheinz, the “Kleinheinz Group”).

WHEREAS, the Company and the Kleinheinz Group have determined that the interests of the Company and its stockholders would be best served by adding new directors to the Company’s Board of Directors on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereby agree as follows:

1.        Representations and Warranties of the Company. The Company represents and warrants as follows as of the date hereof:

(a)       The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)       This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c)       The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

2.        Representations and Warranties of the Kleinheinz Group. Each of the members of the Kleinheinz Group severally, and not jointly, represent and warrant with respect to himself or itself as follows as of the date hereof:

(a)       Such party has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby. Such party, if an entity, has the limited partnership or limited liability company power and authority, as applicable, to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)       This Agreement has been duly and validly authorized, executed, and delivered by such member of the Kleinheinz Group, constitutes a valid and binding obligation and agreement of such party, and is enforceable against such party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c)       Such party is the “beneficial owner” of a number of shares of Common Stock as set forth on the cover page relating to such member in the Schedule 13D filed by the members of the Kleinheinz Group with the Securities and Exchange Commission (the “SEC”) on December 18, 2009, as amended through and including Amendment No. 1 thereto dated March 17, 2010 (the “Schedule 13D”). Except for those Affiliates and Associates of such member with respect to whom a cover page is included in the Schedule 13D, no other Affiliate or Associate of such member beneficially owns any shares of Common Stock.

(d)       The execution, delivery and performance of this Agreement by each member of the Kleinheinz Group does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to him or it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which he or it is a party or by which he or it is bound.

3.        Definitions. For purposes of this Agreement:

(a)       The terms “Affiliate” and “Associate” have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that neither “Affiliate” nor “Associate” shall include (i) any person that is a publicly held concern and is otherwise an Affiliate or Associate by reason of the fact that a principal of any member of the Kleinheinz Group serves as a member of the board of directors or similar governing body of such concern, (ii) such member of the board of directors or other similar governing body of such concern or (iii) any entity which is an Associate solely by reason of clause (1) of the definition of Associate in Rule 12b-2; the terms “beneficial owner” and “beneficial ownership” shall have the respective meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(b)             “Board” means the Board of Directors of the Company.

(c)             “Common Stock” means the Common Stock of the Company, $0.01 par value.

(d)             “Corporate Governance and Nominating Committee” means the Corporate Governance and Nominating Committee of the Board.

(e)             “Standstill Period” means the period from the date of this Agreement until the earlier of:

(i)          the date on which the Corporate Governance and Nominating Committee notifies Kleinheinz pursuant to Section 4(g) below that it has not resolved to nominate Matthew A. Drapkin (“Drapkin”) or the Additional Director for election to the Board at the 2012 Annual Meeting;

(ii)          the date of the 2012 Annual Meeting; or

(iii)          such date, if any, as the Company has materially breached any of its commitments or obligations set forth in Sections 1, 4(a), 4(b), 4(e), 4(f) and 4(g) of this Agreement (the “Principal Obligations”).

4.        Election of Drapkin; Related Matters.

(a)       As soon as reasonably practicable but in any event within five business days from the date first listed above (the “Appointment Date”):

(i)       In accordance with the Company’s amended certificate of incorporation and amended and restated bylaws, the Board shall, if required to meet its obligations pursuant to this Agreement, adopt a resolution increasing the size of the Board by one director, to a total of nine directors, effective as of the Appointment Date;

(ii)      In accordance with the Company’s amended certificate of incorporation and amended and restated bylaws, the Board shall elect Drapkin as a director of the Company, effective as of the Appointment Date, to serve as a member of the class of directors scheduled to be next elected at the 2012 Annual Meeting of Stockholders; and

(iii)     The Board shall revise the powers of the Administration Committee to limit the Administration Committee’s power to authorize acquisitions to acquisitions which either individually or combined do not exceed $1 million in purchase price during any fiscal quarter of the Company.

(b)       After giving effect to Section 4(a) and a readjustment of the class years of certain directors, as of the Appointment Date, the Board shall consist of the following members (or their respective successors duly nominated in accordance with the Company’s amended certificate, amended and restated bylaws and Corporate and Governance Committee charter and procedures, and duly elected by the Company’s stockholders):

Class of 2010	Class of 2011	Class of 2012
Anthony Fiore	Matthew C. Diamond	Matthew A. Drapkin
Samuel A. Gradess	Peter M. Graham	Jeffrey Jacobowitz*
James K. Johnson, Jr.	Richard Perlman	Edward Monnier
*Subject to separate agreement

(c)       The members of the Kleinheinz Group who filed the Schedule 13D shall promptly file an amendment to the Schedule 13D reporting the entry into this agreement, amending applicable items to conform to their respective obligations hereunder, appending or incorporating by reference this Agreement as an exhibit thereto and indicating that the members of Kleinheinz Group have withdrawn from the “group” (within the meaning of Section 13(d)(3) of the Exchange Act) which filed the Schedule 13D . Such members of the Kleinheinz Group shall provide to the Company a reasonable opportunity to review and comment on such amendment in advance of filing, and shall consider in good faith the reasonable comments of the Company.

(d)       So long as the Company has complied and is complying with the Principal Obligations, each member of the Kleinheinz Group shall cause all shares of Common Stock owned of record and shall instruct the record owner, in case of all shares of Common Stock beneficially owned but not of record, by it and their respective Affiliates, as of the record date for the 2010 Annual Meeting of Stockholders or the 2011 Annual Meeting of Stockholders, as the case may be, to be present for quorum purposes and to be voted, and shall cause all shares of Common Stock held by their respective Associates to be present for quorum purposes and to be voted, in favor of all directors nominated by the Board for election at the Company’s 2010 and 2011 Annual Meetings of Stockholders.

(e)       Within the one year period following the 2010 Annual Meeting of Stockholders, the Company and Drapkin shall agree on a qualified, independent and experienced executive with a strong media background (a “Qualified Executive”) to be elected by the Board as a tenth member of the Board in the Class of 2012 (the “Additional Director”), and in connection therewith and in accordance with the Company’s amended certificate of incorporation and amended and restated bylaws, the Board shall adopt a resolution increasing the size of the Board by one director, to a total of ten directors, effective as of the appointment date of such Additional Director.  If the Additional Director leaves the Board (whether by resignation or otherwise) before the conclusion of the 2012 Annual Meeting of Stockholders, the Company and Drapkin shall agree on a replacement Qualified Executive to be elected within 60 days of such resignation.

(f)             The Company agrees that the Board shall only be increased at any time prior to the conclusion of the 2012 Annual Meeting of Stockholders in connection with the appointment of Drapkin and the Additional Director.

(g)             At least 15 days prior to the first date upon which a notice to the Secretary of the Company of nominations of persons for election to the Board or the proposal of business at the 2012 Annual Meeting would be considered timely under the bylaws of the Company, the Corporate Governance and Nominating Committee will notify Kleinheinz whether it has resolved to recommend Drapkin and the Additional Director for re-election to the Board at the 2012 Annual Meeting.

5.        Standstill.

Each of the members of the Kleinheinz Group agrees that, during the Standstill Period and provided that Company has complied and is complying with the Principal Obligations, he or it will not, and he or it will cause each of such person’s Affiliates or agents or other persons acting on his or its behalf not to, and will cause his or its respective Associates not to:

(a)       submit any stockholder proposal (pursuant to Rule 14a-8 promulgated by the SEC under the Exchange Act or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board, other than as expressly permitted by this Agreement ;

(b)       form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than solely with other members of the Kleinheinz Group or one or more Affiliates of a member of the Kleinheinz Group with respect to the Common Stock currently owned as set forth in Section 2(c) of this Agreement or to the extent such a group may be deemed to result with the Company or any of its Affiliates as a result of this Agreement;

(c)       solicit proxies or written consents of stockholders, or otherwise conduct any nonbinding referendum with respect to Common Stock, or make, or in any way participate in, any “solicitation” of any “proxy” within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act to vote, or advise, encourage or influence any person with respect to voting, any shares of Common Stock with respect to any matter, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined or used under the Exchange Act and the rules promulgated by the SEC thereunder), other than a “solicitation” or acting as a “participant” in support of all of the nominees of the Board at the 2010 and 2011 Annual Meetings of Stockholders;

(d)       seek, in any capacity other than as a member of the Board, to call, or to request the call of, a special meeting of the stockholders of the Company, or seek to make, or make, a stockholder proposal at any meeting of the stockholders of the Company or make a request for a list of the Company’s stockholders (or otherwise induce, encourage or assist any other person to initiate or pursue such a proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence the governance or policies of the Company, except as expressly permitted by this Agreement;

(e)       effect or seek to effect, in any capacity other than as a member of the Board (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or cause or participate in (i) any acquisition of any material assets or businesses of the Company or any of its subsidiaries, (ii) any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries, or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries;

(f)       publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of, any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of Section 4(d) or this Section 5, or otherwise seek (in any manner that would require public disclosure by any of the members of the Kleinheinz Group or their Affiliates or Associates) to obtain any waiver, consent under, or amendment of, any provision of this Agreement;

(g)        publicly disparage any member of the Board or management of the Company;

 (h)       enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person that engages, or offers or proposes to engage, in any of the foregoing; or

(i)       take or cause or induce or assist others to take any action inconsistent with any of the foregoing.

It is understood and agreed that this Agreement shall not be deemed to prohibit Kleinheinz from engaging in any lawful act in his capacity as a director of the Company.

6.       Non-public Information. The Company and the Kleinheinz Group agree that the Kleinheinz Group will not receive non-public information from the Company regarding the Company, unless the Company and the Kleinheinz Group have separately entered into a non-disclosure agreement with respect to such information prior to the Kleinheinz Group receiving such information.

7.       Non-Disparagement. During the Standstill Period and for a period of one year thereafter the Company shall not publicly disparage any member of the Kleinheinz Group or any member of the management of the Kleinheinz Group.

8.       Specific Performance. Each party hereto acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

9.       Jurisdiction. Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in any state or federal court in the State of Delaware (and the parties agree on behalf of themselves and their respective Affiliates not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 13 of this Agreement will be effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the state or federal courts in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

10.       Applicable Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware applicable to contracts executed and to be performed wholly within such state, without giving effect to the choice of law principles of such state.

11.       Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

12.       Entire Agreement; Amendment and Waiver; Successors and Assigns. This Agreement contains the entire understanding of the parties hereto with respect to, and supersedes all prior agreements relating to, its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and assigns.

13.       Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) if given by telecopy, when such telecopy is transmitted to the telecopy number set forth below, or to such other telecopy number as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section, and the appropriate confirmation is received, or (b) if given by any other means, when actually received during normal business hours at the address specified in this Section, or at such other address as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section:

if to the Company:

Alloy, Inc.
    151 West 26th Street
    11th Floor
    New York, NY 10001
    Facsimile: (212) 244-4311
    Attention: Chief Executive Officer

    with a copy to:

    Kramer Levin Naftalis & Frankel LLP
    1177 Avenue of the Americas
    New York, NY 10036
    Facsimile: (212) 715-8000
    Attention: Richard H. Gilden

    if to the Kleinheinz Group or any member thereof:

    Kleinheinz Capital Partners, Inc.
   300 Commerce Street, Suite 1900
    Fort Worth, Texas 76102
   Facsimile: (817) 348-8010
    Attention: Andrew J. Rosell

14.       No Third-Party Beneficiaries. Nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, and their respective Affiliates to the extent provided herein, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

[Signature page follows.]

-  -

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date first written above.

ALLOY, INC.

By:	/s/ Matthew Diamond
Matthew Diamond
Chief Executive Officer

KLEINHEINZ CAPITAL PARTNERS, INC.

By:		/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

KLEINHEINZ CAPITAL PARTNERS LDC

By:		/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: Managing Director

GLOBAL UNDERVALUED SECURITIES FUND, L.P.

By:		Kleinheinz Capital Partners, Inc., its investment manager

	By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

GLOBAL UNDERVALUED SECURITIES FUND (QP), L.P.

By:	Kleinheinz Capital Partners, Inc., its investment manager

	By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

GLOBAL UNDERVALUED SECURITIES FUND LTD.

By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: Director

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P.

By:	Global Undervalued Securities, L.P., its general partner:

	By:	Kleinheinz Capital Partners, Inc., its investment manager

		By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

JOHN B. KLEINHEINZ

/s/ John B. Kleinheinz